Interim Consolidated Financial Statements
Consolidated Statements Of Operations

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars, except for per share amounts)	2007	2006*	2007	2006*

Revenue
Premium income:
Annuities	$874	$1,696	$1,858	$2,472
Life insurance	1,469	1,482	2,981	2,946
Health insurance	861	753	1,678	1,506

	3,204	3,931	6,517	6,924

Net investment income (Note 7):
Change in fair value of held-for-trading assets	(1,480)		(1,582)
Income (loss) from derivative investments	378		279
Realized gains (losses) on sales of available-for-sale assets	29		60
Other net investment income	1,545	1,541	3,156	3,110

	472	1,541	1,913	3,110

Fee income	824	759	1,654	1,512

	4,500	6,231	10,084	11,546

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,954	1,452	3,437	2,900
Annuity payments	353	347	708	696
Death and disability benefits	672	560	1,343	1,212
Health benefits	630	560	1,240	1,134
Policyholder dividends and interest on claims and deposits	333	241	651	502

	3,942	3,160	7,379	6,444
Net transfers to segregated funds	287	181	553	479
Increase (decrease) in actuarial liabilities (Note 9)	(1,895)	985	(2,087)	756
Commissions	472	475	934	923
Operating expenses (Note 8)	788	758	1,628	1,510
Premium taxes	50	52	112	99
Interest expense	83	82	167	153

	3,727	5,693	8,686	10,364

Income before income taxes and non-controlling interests	773	538	1,398	1,182
Income taxes expense	155	7	257	142
Non-controlling interests in net income of subsidiaries	8	6	16	12

Total net income	610	525	1,125	1,028
Less: Participating policyholders’ net income	2	2	4	3

Shareholders’ net income	608	523	1,121	1,025
Less: Preferred shareholder dividends	18	11	34	22

Common shareholders’ net income	$590	$512	$1,087	$1,003

Average exchange rates:
U.S. Dollars	1.10	1.12	1.14	1.14
U.K. Pounds	2.18	2.05	2.24	2.04

Earnings per share (Note 4)
Basic	$1.03	$0.88	$1.90	$1.73
Diluted	$1.02	$0.88	$1.88	$1.71

Weighted average shares outstanding in millions (Note 4)
Basic	570	579	571	580
Diluted	573	582	574	584

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. | Second Quarter 2007

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at

		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2007	2006*	2006*

Assets
Bonds			$69,230	$65,861
Bonds – held-for-trading (Note 7)		$53,151
Bonds – available-for-sale (Note 7)		9,002
Mortgages and corporate loans (Note 7)		20,710	15,993	14,905
Stocks			4,899	4,502
Stocks – held-for-trading (Note 7)		4,609
Stocks – available-for-sale (Note 7)		787
Real estate		3,959	3,825	3,385
Cash, cash equivalents and short-term securities		4,578	6,239	4,523
Derivative assets (Note 7)		1,779
Policy loans and other invested assets		4,455	6,013	5,672
Other invested assets – held-for-trading (Note 7)		389
Other invested assets – available-for-sale (Note 7)		796

Invested assets		104,215	106,199	98,848
Goodwill		6,250	5,981	5,869
Intangible assets (Note 8)		743	777	779
Other assets		4,918	4,874	5,075

Total general fund assets		$116,126	$117,831	$110,571

Segregated funds net assets		$72,764	$70,789	$61,741

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 9)		$83,064	$81,036	$76,900
Amounts on deposit		3,686	3,599	3,421
Deferred net realized gains (Note 7)		275	4,152	3,826
Senior debentures		3,046	3,491	3,163
Other liabilities		6,752	6,834	5,910

Total general fund liabilities		96,823	99,112	93,220
Subordinated debt		1,836	1,456	1,447
Non-controlling interests in subsidiaries		77	79	48
Total equity		17,390	17,184	15,856

Total general fund liabilities and equity		$116,126	$117,831	$110,571

Segregated funds contract liabilities		$72,764	$70,789	$61,741

Exchange rate at balance sheet date:

	U.S. Dollars	1.07	1.17	1.12
	U.K. Pounds	2.14	2.28	2.06

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2007	2006*

Preferred Shares
Balance, beginning of period	$—	$1,250	$1,250	$712
Preferred shares issued (Note 12)	—	250	250	250
Issuance costs, net of taxes (Note 12)	—	(5)	(5)	(5)

Balance, end of period	—	1,495	1,495	957

Common Shares
Balance, beginning of period	—	7,082	7,082	7,173
Stock options exercised	—	44	44	41
Common shares purchased for cancellation (Note 5)	—	(55)	(55)	(115)

Balance, end of period	—	7,071	7,071	7,099

Contributed Surplus
Balance, beginning of period	—	72	72	66
Stock-based compensation	—	9	9	10
Stock options exercised	—	(7)	(7)	(7)

Balance, end of period	—	74	74	69

Retained Earnings
Balance, beginning of period, as previously reported	101	10,016	10,117	9,095
Adjustment for change in accounting policy (Note 2)	6	205	211	—

Balance, after change in accounting policy	107	10,221	10,328	9,095
Net income	4	1,121	1,125	1,028
Dividends on common shares	—	(366)	(366)	(319)
Dividends on preferred shares	—	(34)	(34)	(22)
Common shares purchased for cancellation (Note 5)	—	(205)	(205)	(282)

Balance, end of period	111	10,737	10,848	9,500

Accumulated Other Comprehensive Income (loss), net of taxes
Balance, beginning of period, as a result of change in accounting policy (Note 2)	(9)	(969)	(978)	(1,500)
Total other comprehensive income (loss)	(3)	(1,117)	(1,120)	(269)

Balance, end of period	(12)	(2,086)	(2,098)	(1,769)

Total retained earnings and accumulated other comprehensive income	99	8,651	8,750	7,731

Total equity	$99	$17,291	$17,390	$15,856

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$72	$72	$—
Unrealized foreign currency translation gains (losses), net of hedging activities	(12)	(2,144)	(2,156)	(1,769)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	(14)	(14)	—

Balance, end of period	$(12)	$(2,086)	$(2,098)	$(1,769)

Consolidated Statements of Comprehensive Income

For the three months ended			For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Total net income	$610	$525	$1,125	$1,028
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	(888)	(301)	(1,002)	(269)
Unrealized foreign currency gains (losses), net investment hedges	161	—	172	—
Unrealized gains (losses) on available-for-sale assets	(208)	—	(235)	—
Reclassifications to net income for available-for-sale assets	(23)	—	(41)	—
Unrealized gains (losses) on cash flow hedging instruments	(20)	—	(11)	—
Reclassifications to net income for cash flow hedges	1	—	(3)	—

Total other comprehensive income (loss)	(977)	(301)	(1,120)	(269)

Total comprehensive income (loss)	(367)	224	5	759

Less: Participating policyholders’ net income	2	2	4	3
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(3)	(2)	(3)	(2)

Shareholders’ comprehensive income (loss)	$(366)	$224	$4	$758

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. | Second Quarter 2007

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Cash Flows Provided by (Used in) Operating Activities
Total net income	$610	$525	$1,125	$1,028
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(1,837)	967	(1,955)	731
Unrealized (gains) losses on held-for-trading assets	1,228		1,502
Amortization of deferred gains and unrealized gains on investments	(29)	(183)	(56)	(360)
Accrued expenses and taxes	80	(13)	(205)	(219)
Investment income due and accrued	47	89	(12)	(2)
Other items not affecting cash	(183)	(145)	(336)	228
Realized (gains) losses on held-for-trading and available-for-sale assets	(143)		(239)
New mutual fund business acquisition costs capitalized	(15)	(16)	(34)	(32)
Redemption fees of mutual funds	6	8	13	16

Net cash provided by (used in) operating activities	(236)	1,232	(197)	1,390

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	23	15	26	11
Issuance of senior debentures (Note 12)	—	—	250	700
Redemption of partnership capital securities (Note 12)	(692)	—	(692)	—
Issuance of subordinated debt (Note 12)	398	—	398	—
Issuance of preferred shares (Note 12)	—	—	250	250
Payments to underwriters (Note 12)	—	—	(9)	(8)
Issuance of common shares on exercise of stock options	6	6	37	34
Common shares purchased for cancellation (Note 5)	(152)	(291)	(260)	(397)
Dividends paid on common shares	(183)	(160)	(366)	(301)
Dividends paid on preferred shares	(18)	(11)	(34)	(31)

Net cash provided by (used in) financing activities	(618)	(441)	(400)	258

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,411	9,165	14,082	17,626
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(8,144)	(10,491)	(14,323)	(19,744)
Policy loans	(6)	(25)	(18)	(37)
Short-term securities	256	342	13	1,432
Cash cost of acquisition (Note 3)	(725)	—	(725)	—
Cash and cash equivalents acquired on acquisition (Note 3)	141	—	141	—
Other investments	(161)	(4)	(144)	16

Net cash provided by (used in) investing activities	(1,228)	(1,013)	(974)	(707)

Changes due to fluctuations in exchange rates	(19)	(99)	3	(100)

Increase (decrease) in cash and cash equivalents	(2,101)	(321)	(1,568)	841
Cash and cash equivalents, beginning of period	5,414	3,902	4,881	2,740

Cash and cash equivalents, end of period	3,313	3,581	3,313	3,581
Short-term securities, end of period	1,265	942	1,265	942

Cash, cash equivalents and short-term securities, end of period	$4,578	$4,523	$4,578	$4,523

Supplementary Information
Cash and cash equivalents:
Cash			$505	$453
Cash equivalents			2,808	3,128

			$3,313	$3,581

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$95	$143	$106	$148

Income taxes, net of refunds	$155	$152	$388	$358

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006	2007	2006

Additions to Segregated Funds
Deposits:
Annuities	$2,326	$1,755	$4,855	$3,723
Life insurance	211	358	1,047	519

	2,537	2,113	5,902	4,242
Net transfers from general funds	287	181	553	479
Net realized and unrealized gains (losses)	1,496	(1,924)	2,655	578
Other investment income	680	531	993	748

	5,000	901	10,103	6,047

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,217	1,868	4,545	3,977
Management fees	199	181	411	360
Taxes and other expenses	59	23	106	63
Effect of changes in currency exchange rates	2,712	1,069	3,066	890

	5,187	3,141	8,128	5,290

Net additions (reductions) to segregated funds for the period	(187)	(2,240)	1,975	757
Segregated funds net assets, beginning of period	72,951	63,981	70,789	60,984

Segregated funds net assets, end of period	$72,764	$61,741	$72,764	$61,741

Consolidated Statements of Segregated Funds Net Assets

	As at

	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2007	2006	2006

Assets
Segregated and mutual fund units	$58,441	$56,528	$49,384
Stocks	8,129	8,317	7,100
Bonds	5,953	5,823	5,025
Cash, cash equivalents and short-term securities	696	584	965
Real estate	258	215	196
Mortgages	40	42	42
Other assets	1,131	721	1,516

	74,648	72,230	64,228

Liabilities	1,884	1,441	2,487

Net assets attributable to segregated funds policyholders	$72,764	$70,789	$61,741

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2006 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
A) SUMMARY OF THE NEW STANDARDS:
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211, are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements have not been restated.
Sun Life Financial Inc. | sunlife.com 15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) IMPACT OF ADOPTION:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, are reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheets were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007.
Accumulated OCI and comprehensive income have been included in the 2007 interim consolidated financial statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
The Canadian government has recently announced its intention to align the current Canadian tax rules with the new financial reporting standards. However, detailed tax rules were not available at the time of finalizing these interim consolidated financial statements and therefore the Company is unable to reliably estimate the impact of the tax rule changes on retained earnings. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost because these assets are not traded in an active market.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other than temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
16    Sun Life Financial Inc. | Second Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.
Summary of impact on retained earnings and OCI

Opening retained earnings
Increase due to recording held-for-trading assets at fair value	$3,450
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments	3,886
Increase (decrease) due to change in actuarial liabilities and other policy liabilities	(7,303)
Increase (decrease) due to income taxes	(74)

Total increase in opening retained earnings, January 1, 2007	$211

$205 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the interim consolidated statements of equity and other comprehensive income.

Opening OCI

Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets	$443
Increase due to cash flow and net investment hedge accounting	66
Increase (decrease) due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

C) ACCOUNTING POLICIES IMPACTED:
As a result of adopting the new Handbook Sections, the following accounting policies were revised from the policies described in the 2006 annual consolidated financial statements:
Bonds: Bonds are designated as either held-for-trading or available-for-sale. Purchases and sales of bonds are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.
Held-for-Trading:
Held-for-trading bonds are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Income earned on held-for-trading bonds is recorded as other net investment income.
Available-for-Sale:
Available-for-sale bonds are recorded at fair value with changes in the fair value of these bonds recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale debt securities are reclassified from accumulated OCI and recorded as realized gains (losses) on the interim consolidated statements of operations. Interest income earned is recorded to other net investment income. Transaction costs related to the purchase of these bonds are recorded as part of the carrying value of the bond at the date of purchase.
Available-for-sale bonds are tested for impairment at least on a quarterly basis. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
Mortgages and corporate loans: Loans previously reported as bonds that do not meet the definition of a debt security are now classified as corporate loans. These loans are reported along with mortgage loans on the interim consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Realized gains and losses on the sale of mortgages and corporate loans as well as interest income earned, are recorded in other net investment income on the interim consolidated statements of operations. Transaction costs related to the purchase of mortgages and corporate loans are recorded as part of the carrying value of the mortgage or corporate loan at the date of purchase. The conditions and accounting for impairment on mortgages and corporate loans are determined as described in the 2006 annual consolidated financial statements for bonds and mortgages.
Stocks: Stocks are designated as either held-for-trading or available-for-sale. Equity investment transactions are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Held-for-Trading:
Held-for-trading stocks are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Dividends received are recorded as other net investment income.
Available-for-Sale:
Most available-for-sale stocks are recorded on the interim consolidated balance sheets at their fair values with changes in the fair value of these stocks recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale stocks are reclassified
Sun Life Financial Inc. | sunlife.com     17

Condensed Notes to the interim consolidated financial statements (unaudited)
from accumulated OCI and recorded as realized gains and losses on the interim consolidated statements of operations. Dividends received are recorded to other net investment income. Transaction costs related to the purchase of these stocks are recorded as part of the carrying value of the stock at the date of purchase.
Available-for-sale stocks are tested for impairment at least on a quarterly basis. The accounting for other-than-temporarily impaired stocks is the same as described previously for bonds. Objective evidence of impairment for stocks include a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover.
Derivative Financial Instruments: All derivative instruments are recorded at their fair values on the interim consolidated balance sheets. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities and included with other liabilities. The accounting for the change in the fair value of these derivatives depends whether the derivative is designated as a hedge for accounting purposes or is not designated as such. Derivatives designated as hedges for accounting purposes are documented at inception and effectiveness is assessed on a quarterly basis. The accounting for derivatives not designated as hedges for accounting purposes and the various types of accounting hedges are described in the following section.
Derivatives Not Designated as Accounting Hedges (Derivative Investments):
Derivative investments are recorded on the interim consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the interim consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
Fair Value Hedges:
Certain cross currency interest rate swaps and equity forwards are designated as hedges of the foreign currency or equity exposures associated with available-for-sale assets. The hedging derivatives are recorded on the interim consolidated balance sheets at fair value, with changes in fair value of the derivatives recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are also recorded to other net investment income.
Cash Flow Hedges:
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. The forwards are recorded on the interim consolidated balance sheets at fair value with changes in fair value based on spot price changes recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the interim consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net Investment Hedges:
The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes.
Other Invested Assets: Other invested assets included as policy loans and other invested assets on the interim consolidated balance sheets includes investments accounted for by the equity method, leases and joint ventures. The accounting for these items is unchanged except for investments accounted for by the equity method, which now include the investors’ proportionate share of changes in the investees’ OCI.
Held-for-Trading:
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the interim consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the interim consolidated statements of operations.
Available-for-Sale:
Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
Short-term securities: Short-term securities have a maturity exceeding three months but less than one year and are designated as held-for-trading. Interest income earned on these assets is recorded in other net investment income in the interim consolidated statements of operations.
Senior Debentures and Subordinated Debt: Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. The Company has not designated any non-derivative financial liabilities as held-for-trading.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC-163 provides additional clarification on the nature of the variability to be
18     Sun Life Financial Inc.  |  Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the interim consolidated financial statements.
3. Acquisitions
On May 31, 2007, the Company completed the acquisition of the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725, after receiving all the required regulatory approvals. The transaction was financed with existing capital. Genworth EBG Business’s results are included in the income reported for the three and six months ended June 30, 2007 from June 1, 2007. Genworth EBG Business’s results and assets, including goodwill, are included in the SLF U.S. reportable segment in these interim consolidated financial statements.
The acquired business complements the Company’s existing U.S. group business platform and increases the Company’s market share across its U.S. group lines of business. The acquisition increases the Company’s access to markets, broadens its product and service offerings and strengthens its distribution platform. The identification and valuation of the intangible assets acquired is currently in process. In addition, amendments to the consideration paid may be required as the determination of the net tangible assets acquired is also subject to final adjustments. As a result, the goodwill arising from the acquisition of Genworth EBG Business is subject to adjustment later in 2007 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.
The transaction is summarized below:

2007
Genworth EBG
Business

Percentage of shares acquired	100%
Invested assets acquired	$986
Other assets acquired	69

1,055

Actuarial liabilities and other policy liabilities acquired	663
Amounts on deposit acquired	51
Other liabilities acquired	54

768

Net balance sheet assets acquired	$287

Consideration:
Transaction and other related costs	$16
Cash cost of acquisition	709

Total consideration	$725

Goodwill and intangible assets on acquisition(1)	$438

Cash and cash equivalents acquired	$141

(1)	The amount reported as goodwill and intangible assets in this note has been included as goodwill on the June 30, 2007 interim consolidated balance sheet.
On June 22, 2007, Sun Life Financial Inc. purchased approximately two million additional trust units of Cl Financial Income Fund in order to maintain its existing combined interest of 36.5% in Cl Financial Income Fund and Canadian International LP (Cl Financial). Sun Life Financial Inc.’s interest in Cl Financial had recently decreased slightly as a result of Cl Financial’s purchase of Rockwater Capital Corporation.
4. Earnings Per Share
Details of the calculation of the common shareholders’ net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Common shareholders’ net income	$590	$512	$1,087	$1,003
Less: Effect of stock options of subsidiaries(1)	5	2	10	5

Common shareholders’ net income on a diluted basis	$585	$510	$1,077	$998

Weighted average number of shares outstanding for basic earnings per share (in millions)	570	579	571	580
Add: Adjustments relating to the dilutive impact of stock options(2)	3	3	3	4

Weighted average number of shares outstanding on a diluted basis (in millions)	573	582	574	584

(1)	A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.
Sun Life Financial Inc.  |  sunlife.com     19

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
5. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2007, Sun Life Financial Inc. announced the renewal of its normal course issuer bid to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2007, to January 11, 2008. In 2006, Sun Life Financial Inc. announced a similar normal course issuer bid that covered the period from January 12, 2006, to January 11, 2007. In the first two quarters of 2007, Sun Life Financial Inc. purchased under these plans approximately 5 million of its common shares at an average price of $50.93 per share for a total amount of $260. Approximately 3 million common shares were purchased during the current quarter at an average price of $50.52 per share for a total amount of $152. As at June 30, 2007, an additional $15 of its common shares were purchased but not settled or cancelled.
6. Segmented Information
The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2007, consists of interest of $37 and $75, respectively, ($69 and $138, respectively, in 2006) and fee income of $21 and $41, respectively ($13 and $27, respectively, in 2006).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the six months ended June 30, 2007 include the $43 write-down of intangible assets described in Note 8.

Results by segment for the three months ended June 30, 2007
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$1,801	$1,944	$433	$182	$198	$(58)	$4,500
Total net income	$282	$156	$68	$17	$87	$—	$610

Results by segment for the three months ended June 30, 2006
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$2,223	$2,929	$407	$259	$495	$(82)	$6,231
Total net income	$265	$91	$53	$31	$85	$—	$525

Results and assets by segment for the six months ended June 30, 2007
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$4,175	$4,141	$880	$397	$607	$(116)	$10,084
Total net income	$534	$254	$140	$55	$142	$—	$1,125

ASSETS
General fund assets	$54,585	$41,404	$904	$5,502	$15,013	$(1,282)	$116,126
Segregated funds net assets	$36,077	$27,393	$—	$1,479	$7,815	$—	$72,764

Results and assets by segment for the six months ended June 30, 2006
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$4,478	$4,930	$823	$485	$995	$(165)	$11,546
Total net income	$501	$215	$105	$55	$152	$—	$1,028

ASSETS
General fund assets	$51,387	$40,781	$821	$4,812	$14,611	$(1,841)	$110,571
Segregated funds net assets	$29,575	$24,148	$—	$856	$7,162	$—	$61,741

7. Financial Investments and Related Net Investment Income
A) BONDS
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values.
20     Sun Life Financial Inc.  |  Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Held-for-trading and available-for-sale bonds are reported at fair value on the balance sheet. Therefore, the carrying value of these bonds is equal to their fair value. The change in fair value of bonds designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $(1,660) and $(1,845), respectively.
B) STOCKS
The fair value of publicly traded stocks is determined using quoted market bid prices.
Held-for-trading stocks are reported at fair value on the balance sheet. Therefore, the carrying value of held-for-trading stocks is equal to their fair value. Most available-for-sale stocks are reported at fair value on the balance sheet. For these stocks, the carrying value is equal to their fair value. Stocks that do not have a quoted market price on an active market are reported at cost and are not material to these interim consolidated financial statements. The change in fair value of stocks designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $150 and $214, respectively.
C) OTHER INVESTED ASSETS
Other invested assets classified as held-for-trading includes the Company’s investment in segregated funds and mutual funds. Fair value of investments in segregated and mutual funds is determined using quoted market prices. The change in fair value of other invested assets designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $34 and $53, respectively.
D) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Financial assets designated as held-for-trading have been excluded from the following table since changes in fair value of these assets are recorded to income. Available-for-sale bonds and stocks have generally been identified as temporarily impaired if their amortized cost as at June 30, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of bond investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2007

	Fair value	Unrealized losses

Available-for-sale bonds	$6,697	$203
Available-for-sale stocks	66	3

Total temporarily impaired financial assets	$6,763	$206

The Company also had available-for-sale limited partnerships and equities accounted for at cost with a carrying value of $188 and a fair value of $161 that were temporarily impaired as at June 30, 2007.
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains relating to bonds, mortgages, stocks and derivatives were credited to opening retained earnings on January 1, 2007, as described in Note 2. Gains and losses on sales of these assets are no longer deferred and amortized into income. The December 31, 2006 deferred net realized gains of $255 relating to sales of real estate assets remained on the balance sheet on January 1, 2007. Gains and losses on sales of real estate assets will continue to be deferred and amortized into income.
F) OTHER NET INVESTMENT INCOME
Other net investment income has the following components:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Interest income:
Bonds		$962		$1,894
Held-for-trading bonds	$788		$1,597
Available-for-sale bonds	135		274
Mortgages and corporate loans	320	226	651	452
Policy loans	53	49	106	98
Cash, cash equivalents and short-term securities	54	41	123	82

Interest income	1,350	1,278	2,751	2,526
Dividends from stocks		19		35
Dividends on held-for-trading stocks	16		46
Dividends on available-for-sale stocks	6		14
Real estate income (net)	74	67	147	130
Amortization of deferred net realized and unrealized gains and losses	29	182	56	359
Derivative realized and unrealized gains and losses		(44)		(32)
Foreign exchange gain (loss)	12	(14)	7	(17)
Other income(1)	80	77	181	155
Investment expenses and taxes	(22)	(24)	(46)	(46)

Total other net investment income	$1,545	$1,541	$3,156	$3,110

(1)	Includes write-downs of available-for-sale financial assets due to other-than-temporary impairment of $4 and $11 for the three and six months ended June 30, 2007, respectively.
Sun Life Financial Inc. | sunlife.com     21

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
G) DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
The Company has the following amounts outstanding as at June 30, 2007:

	Fair value		Total Notional
	Positive(1)	Negative	Amount

Derivative investments(2)	$1,231	$(285)	$35,375
Fair value hedges	162	(2)	2,513
Cash flow hedges	4	—	68
Net investment hedges	382	—	2,950

Total derivatives	$1,779	$(287)	$40,906

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify $(1) from accumulated OCI to net income within the next twelve months.
Income from derivative investments on the interim consolidated statements of operations for the three and six months ended June 30, 2007, includes changes in fair value of derivatives of $374 and $269, respectively, interest income of $5 and $11, respectively, and other income (expense) of $(1) and $(1), respectively.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
8. Intangible Assets
On March 26, 2007, the Company announced that it is retiring the Clarica brand as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9). The brand name was previously included in intangible assets on the consolidated balance sheets.
9. Actuarial Liabilities and Other Policy Liabilities
A) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities for the three and six months ended June 30, 2007, and June 30, 2006, are as follows:

	For the three months ended		For the six months ended

	June 30 2007	June 30 2006	June 30 2007	June 30 2006

Actuarial liabilities, beginning of period, before change in accounting policy	$85,851	$75,707	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	—	—	7,187	—

Actuarial liabilities, beginning of period, after change in accounting policy	85,851	75,707	86,473	75,777

Change in liabilities on in-force business	(2,537)	(505)	(3,703)	(1,526)
Liabilities arising from new policies	642	1,490	1,616	2,282

Increase (decrease) in actuarial liabilities(1)	(1,895)	985	(2,087)	756

Actuarial liabilities before the following:	83,956	76,692	84,386	76,533
Acquisition (Note 3)	543	—	543	—
Effect of changes in currency exchange rates	(3,340)	(1,442)	(3,770)	(1,283)

Actuarial liabilities,June 30	81,159	75,250	81,159	75,250
Add: Other policy liabilities	1,905	1,650	1,905	1,650

Actuarial liabilities and other policy liabilities, June 30	$83,064	$76,900	$83,064	$76,900

(1)	The change in fair value of held-for-trading assets caused by the change in interest rates is offset by the change in actuarial liabilities.
22     Sun Life Financial Inc. | Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) COMPOSITION OF ACTUARIAL LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following as at June 30,2007:

	Canada	United States	Asia	Corporate(1)	Total

Individual participating life	$14,022	$5,230	$2,692	$3,715	$25,659
Individual non-participating life	2,531	7,412	257	473	10,673
Group life	1,293	233	11	4	1,541
Individual annuities	9,382	12,475	—	4,318	26,175
Group annuities	5,888	4,596	325	—	10,809
Health insurance	5,263	940	—	99	6,302

Total actuarial liabilities	38,379	30,886	3,285	8,609	81,159
Add: Other policy liabilities(2)	520	672	68	645	1,905

Actuarial liabilities and other policy liabilities	$38,899	$31,558	$3,353	$9,254	$83,064

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following table shows the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other as at June 30, 2007:

	Bonds		Stocks
					Mortgages and
	Held-for-	Available-	Held-for-	Available-	Corporate
	Trading	for-sale	Trading	for-sale	Loans	Real Estate	Other	Total

Individual participating life	$14,014	$—	$3,886	$12	$4,488	$2,730	$3,867	$28,997
Individual non-participating life	6,795	203	680	2	2,554	148	2,431	12,813
Group life	1,043	—	3	—	1,061	18	102	2,227
Individual annuities	20,003	60	19	—	6,115	—	1,203	27,400
Group annuities	6,932	—	20	5	2,930	128	947	10,962
Health insurance	4,333	—	1	—	2,713	32	304	7,383
Equity and other	31	8,739	—	768	849	903	15,054	26,344

Total assets	$53,151	$9,002	$4,609	$787	$20,710	$3,959	$23,908	$116,126

10. Income Taxes Included in OCI
Other comprehensive income included on the interim consolidated statements of equity and comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income for the three and six months ended June 30, 2007:

	For the three months ended	For the six months ended

	June 30, 2007	June 30, 2007

Unrealized foreign currency gains and losses on net investment hedges	$1	$6
Unrealized gains and losses on available-for-sale assets	30	38
Reclassifications to net income for available-for-sale assets	8	18
Unrealized gains and losses on cash flow hedging instruments	(18)	(15)
Reclassifications to net income for cash flow hedges	—	2

Total income taxes benefit (expense) included in OCI	$21	$49

11. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended

	June 30 2007	June 30 2006	June 30 2007	June 30 2006

Pension benefit cost	$14	$6	$23	$15
Other post-retirement benefit cost (income)	$(1)	$7	$(8)	$13

12. Significant Capital Transactions
On May 29, 2007, Sun Life Financial Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. The proceeds will be used for general corporate purposes, including investments in subsidiaries. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. Sun Life Financial Inc. may redeem the debentures
Sun Life Financial Inc. | sunlife.com 23

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of Sun Life Financial Inc. and rank equally with all other subordinated unsecured indebtedness of Sun Life Financial Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.
On May 6, 2007, the Company redeemed the outstanding U.S.$600 principal amount of the 8.526% partnership capital securities, in connection with the redemption of the 8.526% cumulative capital securities. These partnership capital securities were included as senior debentures on the interim consolidated balance sheets. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter.
On February 26, 2007, Sun Life Financial Inc. issued an additional $250 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of Sun Life Financial Inc. and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the interim consolidated statements of equity and comprehensive income. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
13. Related Party Transactions
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from Cl Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2007 of $35 and $76, respectively, ($34 and $70, respectively, in 2006) are included in fee income in the interim consolidated statements of operations.
14. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial Inc.’s consolidated financial position or results of operations. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.
15. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $332, which is the carrying amount of these assets.
16. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.
24     Sun Life Financial Inc. | Second Quarter 2007